February 17, 2016

Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elite Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2015 Filed June 15, 2015

Form 10-Q/A for the Quarterly Period Ended September 30, 2015 Filed December 30, 2015 File No. 001-15697

Dear Mr. Rosenberg:

Elite Pharmaceuticals, Inc. (the “Company”) hereby responds to the comments contained in your January 21, 2016 comment letter (the “Letter”) concerning the above referenced Company filings. Headings and comment numbers below correspond to the headings and comment numbers in the Letter.

COMMENT NO. 1.

Form 10-K for the Fiscal Year Ended March 31, 2015

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1.	Refer to our prior comment 1. Please revise your proposed policy disclosures that indicate that revenue is recognized when “fair value can be determined” to indicate that arrangement consideration is allocated at the inception of the arrangement based on relative selling price. Refer to ASC 605-25-30-2.

RESPONSE.

The Company will revise the relevant policy disclosures in future periodic reports to incorporate the comments of the Commission, similar to the following disclosure which was included in the revenue recognition section of Note 2 to the Financial Statements presented in the Quarterly Report on Form 10-Q for the quarter ended December 31, 2015, which was filed with the SEC on February 9, 2016 (the “December 2015 10-Q”):

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

… “The Company recognizes payments received pursuant to a multiple revenue agreement as revenue, only if the related delivered item(s) have stand-alone value and the fair value can be determined, with the arrangement being accordingly accounted for as a separate unit of accounting. If such delivered item(s) are considered to either not have stand-alone value, or if the fair value cannot be determined, the arrangement is accounted for as a single unit of accounting, and the payments received are recognized as revenue over the estimated period of when performance obligations relating to the item(s) will be performed.”

COMMENT NO. 2.

Note 4 – Intangible Assets, page F-14

2.	Refer to your response to our prior comment 2. Please provide your analysis of the seven undisclosed generics listed in your response letter dated October 26, 2015, that would support your assertion that those ANDA’s have indefinite lives. Include in your response the date of FDA approval for the branded product the ANDA is based on, the date the product became generic, the treatment indication, and other factors supporting your conclusions.

RESPONSE.

The FDA Orange Book lists the following in relation to our generic products:

Product	Approval Of Branded	1st Generic	Indication
Dantrolene Sodium 25mg, 50mg, and 100mg capsules	Prior to 1982	2005	Muscle relaxant
Loxapine 5mg, 10mg, 25mg, 50mg and 100mg capsules	1988	2004	Antipsychotic
Phentermine HCl 37.5mg tablets	Prior to 1982	1997	Bariatric
Phentermine HCl 37.5mg capsules	1983	1997	Bariatric
Phentermine HCl 30mg capsules	Prior to 1982	1983	Bariatric
Phentermine HCl 30mg capsules (seed formulation)	1983	2003	Bariatric
Phentermine HCl 15mg capsules	Prior to 1982	1983	Bariatric

With regards to the Company’s determination that the above ANDA’s are indefinitely lived, we present the following:

a.	These generic products have well established and stable markets. The Dantrolenes, and Phentermines have all been on the market for at least 33 years and Loxapine for 28 years. We have no knowledge or evidence of any legislative actions or changes in regulatory environments that can be cited to support the determination of these product approvals being rescinded in a certain time frame.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

b.	The indications for which these generic products are therapeutically relevant are widespread health concerns in the United States, as opposed to rare conditions suffered by small percentages of the population. The Company has no known or foreseeable knowledge of these indications being removed from the health issues from a large portion of the population that can be cited to support the determination of these products being impaired as a result of the indications to which they apply being no longer in existences.

c.	The Company is also not aware of any technological improvements, discoveries or new drug filings related to products that would result in significant impairment to the commercial life of our generics. In addition, the efficacy, supply and manufacture of each of these products is well established and efficient, due to their length of time and breadth in the market. While not meeting a strict definition of a commodity, they are the types of products that perform in a similar manner, albeit within the regulatory environment in which pharmaceuticals operate. The efficacy, efficiency and pricing achieved as a result of these factors provide an additional barrier to the introduction of new technologies, which would have to bear the significant costs relating to the development, filing and approval of a New Drug Application and then compete on price, supply and efficacy with these commodity type generic products.

d.	The manufacture and marketing of Dantrolene and Loxapine are both exclusively licensed to Epic Pharmaceuticals. Epic has advised us that Commercial launch of these products was delayed due to raw material supply issues that have been resolved and that they expect to complete the commercial launch prerequisites (validation batches, stability studies, supplemental FDA filings, etc…) and launch the products later this year.

e.	The manufacture and marketing of the 5 Phentermine ANDA’s referenced above are all licensed to Epic Pharmaceuticals on a non-exclusive basis. Epic has advised us that due to resource constraints, their commercialization of these products is scheduled for after the launch of Dantrolene and Loxapine.

f.	Elite is currently manufacturing and selling Phentermine 37.5mg tablets and Epic is expected to be selling this product too, under their non-exclusive license. As with the other products, we do not foresee any obsolescence, significant future impairment in demand, or other economic factors that would indicate an impairment or impending expiration of this generic product as a viable commercial product.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

g.	Please also refer to our comments on this topic in our prior correspondence dated October 26, 2015 which provides additional analysis on the Company’s determination being compliant with the relevant aspects of subtopic ASC-350.

COMMENT NO. 3.

Note 20 – Concentrations, page F-32

3.	Refer to your response to our prior comment 3. You indicate that NDA and ANDA products represent two reportable segments. Please tell us why you have not provided the disclosures required by ASC 280-10-50-20 through 50-31.

RESPONSE.

The Company operated under one segment for the fiscal year ended March 31, 2015. Our first NDA filing was made on January 14, 2016 and has not yet been approved by the FDA. Accordingly there have been no product sales related to products approved for sale under an NDA filing for the 2015 fiscal year or to date. All revenues for Fiscal 2015 were earned from ANDA products.

We have included the disclosure that was promised in our December 21, 2015 response in the December 2015 10-Q, and will include similar disclosures in all future filings. This disclosure is in the Segment Reporting section of Footnote 2, and it includes the following:

“The Company disaggregates its product revenues into the type of marketing authorization relating to each product, specifically the following two reportable segments:

1.	ANDA’s for generic products; or
2.	NDA’s for branded products.

During the three and nine months ended December 31, 2015, the Company recognized $1,954k and $6,720k from the sale of generic products, respectively. The Company had no revenues relating to the sale of branded products during the three and nine months ended December 31, 2015.”

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

Please also note that the 10-Q’s issued for the quarters ending June 30, 2014, September 30, 2014 and December 31, 2014, all include disclosure that the Company operated under one segment for the periods. This disclosure was inadvertently omitted from the March 31, 2015 10-K, but had it not been, it would have indicated that the Company operates under only one segment.

COMMENT NO. 4.

Form 10-Q/A (Amendment No. 2) for the Quarterly Period Ended September 30, 2015

Notes to Condensed Consolidated Financial Statements

Note 4 – Restatement of Prior Financial Information, page F-9

4.	Although we acknowledge that net income (loss) attributable to common shareholders did not change as a result of your error in accounting for your convertible preferred stock, it is evident that net income (loss) has changed. Please amend your Forms 10-Q/A for the quarterly periods ended June 30, 2015 and September 30, 2015 to include the change to net income (loss) in your disclosure of the impact of the restatement to your condensed consolidated statements of operations for the periods ended March 31, 2015, December 31, 2014, September 30, 2014 and June 30 2014 as stipulated in ASC 250-10-50-7 and 50-8. In addition, please revise your presentation of net income (loss) in your tables for the condensed consolidated statements of cash flows for the same periods to properly present net income (loss), as this is the line-item that is reconciled to net cash flows from operating activities under the indirect method as stipulated in ASC 230-10-45-28. In this regard, although you label the line-item “net income (loss)” in the tables, the amounts you currently present are the “net (income) loss attributable to common shareholders” for all periods prior to September 30, 2015.

RESPONSE.

Footnote 4 to the financial statements presented in the December 2015 10-Q includes updated schedules which show the effect of the corrections in accounting error on Net Income (Loss) for the following periods:

1.	Quarter ended September 30, 2015
2.	Quarter ended June 30, 2015
3.	Year ended March 31, 2015
4.	Quarter ended December 31, 2014
5.	Quarter ended September 30, 2014
6.	Quarter ended June 30, 2014
7.	Year ended March 31, 2014

In addition, there is footnote clarification of the fact that, for periods prior to September 30, 2015, Net Income (Loss) and Net Income (Loss) Attributable to Common Shareholders, as previously reported were the same, and, accordingly both amounts were reported in a single line item identified as Net Income (Loss) Attributable to Common Shareholders.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

As all of the requested disclosure has been made in the December 2015 10-Q the Company does not believe that its Forms 10-Q/A for the quarterly periods ended June 30, 2015 and September 30, 2015 need to be amended.

As required, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Carter Ward

Carter Ward, CFO

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

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